Exhibit (a)(1)(I)
OFFER TO EXCHANGE CERTAIN OUTSTANDING
STOCK OPTIONS FOR NEW DEFERRED STOCK UNITS
DATED MAY 22, 2007
EXCHANGE INSTRUCTIONS
To submit an election, you will need to either choose “Exchange” or “Do Not Exchange” with regard to our offer to exchange for each stock option grant listed on the page entitled, “Eligible Options,” which is accessible through this website. After you select “Exchange” or “Do Not Exchange” with regard to our offer, you will also be asked to acknowledge that you have received, read and agreed to the Election Form and Terms and Conditions of Election before you submit your election.
You are not required to elect to exchange options if you do not wish to participate in the offer. However, if you do not make an election before 11:59 p.m., Eastern Daylight Savings Time, on the expiration date, which is currently June 19, 2007, we will interpret this as your election not to participate in the offer, and you will retain all of your outstanding options with their current terms and conditions.
You may return to the website any time before 11:59 p.m., Eastern Daylight Savings Time, on the expiration date to edit your election. If you choose to change an election from “Exchange” to “Do Not Exchange” you will not receive DSUs in exchange for the option grants so marked, rather you will keep your options subject to all the applicable terms and conditions following the exchange. When you make a change to your election to read “Do Not Exchange” your election will be considered withdrawn unless you edit your election before the expiration date of the offer.
Please read all materials carefully. They contain important information on the terms and conditions of our offer.
You do not need to return your stock option agreement(s) in order to effectively elect to accept this offer.
A confirmation of your online election will be generated on the final page of the website. Please print and retain this confirmation page. You may also confirm that your online election has been received by returning to the website any time before the expiration of the offer to review your prior elections or by calling Mellon either in the United States at 800-718-2943 or internationally at 201-680-6670. Mellon Investor Services will electronically confirm receipt of your election within five business days after the completion of the offer. If you do not receive confirmation of our receipt, it is your responsibility to ensure that we have properly received your election.
If you think the information regarding your eligible options set forth on the “Eligible Options” page of this website incorrect, or if you have any questions about the offer, please telephone Mellon Investor Services in the United States at 800-718-2943 or internationally at 201-680-6670.